Salomon Brothers Capital and Income Fund Inc. (the "Fund")

Item 77 K

Change in Independent Registered Public Accounting Firms

PricewaterhouseCoopers LLP resigned as the independent registered public accounting firm for the Fund effective June 17, 2005.
The Fund's Audit Committee approved the engagement of KPMG LLP as the Fund's new independent registered public accounting firm for the fiscal year ending October 31, 2005. A majority of the Fund's Board of Directors, including a majority of the independent Directors, approved the appointment of KPMG LLP, subject to the right of the Fund, by a majority vote of the shareholders at any meeting called for that purpose, to terminate the appointment without penalty.
        The report of PricewaterhouseCoopers LLP on the Fund's financial statements for the period February 24, 2004 (commencement of operations) through October 31, 2004 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with PricewaterhouseCoopers LLP during the period February 24, 2004 (commencement of operations) through October 31, 2004 and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such period.